June 17, 2004


VIA EDGAR

EDGAR Operations Branch
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549

Re:      The Advisors' Inner Circle Fund
         (File Nos. 33-42484 and 811-06400)

Ladies and Gentlemen:

On behalf of The Advisors' Inner Circle Fund (the "Trust"), we are requesting, pursuant to Rule 477(a) of the Securities Act of 1933, that the submission made on behalf of the Trust on Submission Type 485APOS (EDGAR Accession #0001135428-04-000261) on June 17, 2004 be withdrawn as it was inadvertently filed due to printer error. We will refile the registration statement as Submission Type 485APOS on June 17, 2004.

Please contact me at (610) 676-2915 or John Ford at (202) 739-5856 if you have any questions or comments.

Sincerely,

/s/ William E. Zitelli, Jr.

William E. Zitelli, Jr.
Vice President and Secretary
The Advisors' Inner Circle Fund




cc: Richard Pfordte